UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING THE REVISION OF NJK CORPORATION’S FINANCIAL FORECASTS AND THE PARTIAL REVERSAL OF DEFERRED TAX ASSETS

On January 31, 2011, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the revision of NJK Corporation’s financial forecasts for the fiscal year ending March 31, 2011 and the partial reversal of deferred tax assets for the nine months ended December 31, 2010. NJK Corporation is a subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: January 31, 2011

January 31, 2011

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Regarding the Revision of NJK Corporation’s Financial Forecasts and

the Partial Reversal of Deferred Tax Assets

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces that its subsidiary, NJK Corporation (“NJK”), announced its revision to the financial forecasts for the fiscal year ending March 31, 2011, announced on October 20, 2010, in accordance with the changing trend in its business performance and other factors, as per the attached. NJK also announced the partial reversal of deferred tax assets for the consolidated and non-consolidated financial results for the nine months ended December 31, 2010.

The impact of these revisions on NTT’s consolidated business results is minimal.

For further inquiries, please contact:
Kei Anzai, Takayuki Kimura or Yusuke Koizumi
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

January 31, 2011

Company Name: NJK Corporation

Representative: Hitoshi Tanimura, President and Representative Director

(Code No.: 9748, Second section of Tokyo Stock Exchange)

For inquiries, please contact:

Hidehiko Yusa

Corporate Planning Department

(Phone: +81-3-5722-5700)

Notice Regarding the Revision of Financial Forecasts and the Partial Reversal of Deferred Tax Assets

NJK Corporation (“NJK”) hereby announces its revision to the financial forecasts for the fiscal year ending March 31, 2011, announced on October 20, 2010, in accordance with the changing trend in its business performance, as follows.

Also, NJK hereby announces the partial reversal of deferred tax assets for the consolidated and non-consolidated financial results for the nine months ended December 31, 2010.

1. Revision of the financial forecasts

(1) Revision of the consolidated financial forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

(Millions of yen, except for per share amounts)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	11,570	185	184	230	16.43 (yen)
Revised forecasts (B)	10,400	40	32	(506)	(36.21) (yen)
Difference (B-A)	(1,170)	(145)	(152)	(736)	—
Percentage difference	(10.1)%	(78.4)%	(82.6)%	—	—
(Reference) Results of the preceding fiscal year ended March 31, 2010	10,360	21	189	43	3.11 (yen)

(2) Revision of the non-consolidated financial forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

(Millions of yen, except for per share amounts)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	10,120	10	30	140	10.00 (yen)
Revised forecasts (B)	8,891	(147)	(131)	(597)	(42.69) (yen)
Difference (B-A)	(1,229)	(157)	(161)	(737)	—
Percentage difference	(12.1)%	—	—	—	—
(Reference) Results of the preceding fiscal year ended March 31, 2010	8,941	(149)	24	(23)	(1.71) (yen)

(3) Reasons for the revision

In the main software development business, the net sales for the nine months ending March 31, 2011 are expected to fall below the previously announced forecasts due to factors such as a lack of improvement in the trend of end-users’ reduced investment and sluggish growth in the number of orders received for application software and others, which was anticipated to recover in the second half of the fiscal year. Also, regarding income, financial forecasts for the fiscal year were revised for both the consolidated and non-consolidated results due to, apart from the effects from the decrease in net sales, the anticipated decrease in net income owing to the partial reversal of deferred tax assets for the consolidated and non-consolidated financial results for the nine months ended December 31, 2010, as described in “2. Partial reversal of deferred tax assets” below.

2. Partial reversal of deferred tax assets

In light of the revision to the financial forecasts for the fiscal year, after careful consideration of the possibility of realizing the deferred tax assets, NJK has decided to partially reverse deferred tax assets for the consolidated and non-consolidated financial results for the nine months ended December 31, 2010, and record 525 million yen as deferred income tax expenses.

*	The above forecasts are based on information available as of the day of this release. Due to various unexpected circumstances, actual results may differ from these forecasts.